EXHIBIT A-4

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Blackstone Advisory Partners L.P.

STATE OF NEW YORK                )

COUNTY OF NEW YORK            )

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Blackstone Advisory Partners L.P.; that he is Managing Director of Blackstone Advisory Partners L.P. and as such has the authority to sign and file this document on behalf of Blackstone Advisory Partners L.P.; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Joshua B. Rovine
Name:	Joshua B. Rovine
Title:	Managing Director
Date:	August 28, 2012